

April 18, 2013

Via E-mail
Mr. Keith D. Taylor
Chief Financial Officer
One Lagoon Drive
Fourth Floor
Redwood City, CA 94065

   Re: **Equinix, Inc.**
     Form 10-K for the Year Ended December 31, 2012
     Filed February 26, 2013
     File No. 000-31293

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements and Supplementary Data

Note 16. Segment Information, page F-73

1. We note that you have IBX data centers that operate in 31 discrete markets in countries that appear to have different market risks, profiles, and economic characteristics. Please provide us with your analysis of how you determined your reportable segments including your operating segments. In addition, tell us how you met the aggregation criteria under ASC 280-10-50-11 and determined you have only three reportable segments. We note that your measure of profit and loss is adjusted EBITDA.

Mr. Keith D. Taylor
Equinix, Inc.
April 18, 2013
Page 2

2.   We note that your chief operating decision-maker evaluates performance, makes
        operating decisions and allocates resources based on adjusted EBITDA. Please present
        the adjusted EBITDA for Americas, EMEA and Asia-Pacific reportable segments. We
        note your disclosures on page 56. Disclose and tell us why you are presenting your
        geographic region's "Income from continuing operations" and "Income from continuing
        operations before income taxes." In addition, expand your MD&A to discuss in more
        detail the period-to-period changes in your geographic region's adjusted EBITDA and
        how you evaluated such changes in assessing its performance. We note your disclosures
        on pages 56 and 57.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro,
Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the
financial statements and related matters. Please contact Jonathan Groff, Attorney-Advisor at
(202) 551-3458 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director